Filed by Armada Acquisition Corp. I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

Commission File No.: 001-40742

Subject Company: Armada Acquisition Corp. I

Rezolve/Armada Acquisition Corp. I (NASDAQ: AACI) Interview

Dombroski:	Welcome to the SPAC alpha web series. My name is Daniel Dombroski. And today I’m speaking with Dan Wagner and Stephen Herbert. Dan started Rezolve in 2007 to be the e-commerce engagement platform designed for mobile. Stephen sits as a CEO and Chairman of Armada Acquisition, and they’re partnering with Rezolve in a deal valued at approximately $2 billion. We discussed how this transaction came together, the current void that exists with user engagement, and how Rezolve is executing on their plan to change this. If you’re curious about the direction of mobile user engagement these experts bring decades of experience and they’ve been kind enough to join me today, please enjoy my conversation with Dan and Stephen. So, Dan it seems like you could have had really untold success at WCRS or even when you started M.A.I.D., but what is that spark that has really just kept you going?
Wagner:	You know, I like creating things. I feel like I’m a creative person and I happen to be a businessperson, but I could have ended up being a photographer or I could have ended up being in the creative industries. And so, as a creative person, you know, I like to break things so having created M.A.I.D., which was an online platform, you know, one of the early online platforms which was innovative and, and creative at that time. You know, once that was kind of done, you know, I, I needed something else to stimulate me. And, you know, I, I feel very energized and very fulfilled by creating businesses, I, I can’t really explain it. And I think, I suppose it, it, if you were to ask any entrepreneur, they, they’re motivated by something, it’s either money, maybe ego. I think we all have egos entrepreneurs to some degree, but my greatest motive, motivation is creativity. Is creating something new and you’ll see in my career path, and my CV that that’s really what I’ve always been about, creating something that hadn’t existed previously.
Dombroski:	Is there any particular period that you can identify as being particularly stressful for you?
Wagner:	Oh, many, many, many. I mean, not, nothing in, nothing in life is easy. I went through...
Dombroski:	Does anything stick out to you?
Wagner:	Right, not in particular, not specifically. I mean, I think, I think that, you know, as I’ve been through life there’s been lots of, of stressful challenging periods from a business perspective and also from a personal perspective. But, but in a business context, you know, going public for the first time it was unknown. I, I didn’t know, I didn’t know anything about the public market, so then I became a public company CEO. And in that process, you’re, you’re learning, but it’s also very stressful and, and actually, you know, this SPAC process although, you know, it is very new, is a very, very good method for going public. You know, it’s had a mixed kind of reaction in recent in the, in the recent months, but, but it’s here to stay. It’s a very compelling and a very sensible way for companies to go public, because it takes a lot of the pressure off the, the dynamic around the public scrutiny that happens in the lead up to it. And, and that’s what we found very attractive in our merging with Armada…
Dombroski:	And is there any particular business model that sticks out to you that you particularly respect?
Wagner:	I like, I like revenue share models and, you know, Rezolve has that model. In my previous businesses, you know, the business models developed from company to company, and from initiative to initiative, and I found that, you know, I was always a little bit frustrated when we were really helping businesses achieve fantastic success and we weren’t able to share in that success, because our models had been more licensed based or more, you know, retainer monthly retainer kind of SaaS model based, but not didn’t have that upside. So, you know, I’m very, I’m very focused now on revenue share models, because if you believe in your product and you believe your product can be successful for your customers, then you should benefit in that upside. You know, that’s, that, that, that’s the right model for, for, for those types of products. If you think you’re selling something that, that, you know, is a utility and can be replaced by something else then you can’t justify that, right? Because you’ll be disaggregated from, from the customer’s deployment, but when you have something unique, important, and special, then you have every right to share in the growth that you’re helping to deliver. And if that, and if you, you know, in that, in that context, we feel extremely confident with Rezolve, of course, ‘cause it’s, it is fantastically unique and it really does have a huge impact. Then it’s perfectly reasonable to share that revenue and, and nobody else can replace you. It puts you even in stronger position.

Dombroski:	Of course. Now, Stephen, you, you’ve got an extensive background in the cashless payment technology space, but can you tell me more about what your background looks like and how you got here and the rest of your team at Armada?
Herbert:	Sure. The, I, I’ll start, if I could with the, the team at Armada. You know, we, you know, we think, you know, we like to think we’re different in this space, you know, in the SPAC space, in that, you know, we’re steep in all types of operational expertise. You know, whether it’s legally on the operational side, like Kat Decker or Doug Lurio or basically, you know, just straight up operational stuff with myself and Celso, and Mohammad Khan. And then, one layer beneath that is, you know, 75, 80 years of Fintech experience with myself, and Doug and Mohammad Khan. So, you know, those are, you know, those are things that we think we as a group bring to the table. And we think it’s made a difference and it’s, you know, our, you know, our process and our partner Cohen is what led us to Dan and his team. And hopefully, we will fall into that category of SPACs that are more successful than, yeah, some that don’t quite have that operational or public company experience.

But you also asked about myself, and I always, I like to leave that for last, I’d like to talk about myself last, but, you know, just to give a little background. I spent 10 years with PepsiCo. Very, very fortunate, you know, to be there. Back in the, I’m dating myself from the mid, mid-80s to the mid-90s, it was a very, very dynamic place, still a great company, of course, but in, in those days, you know, one was given a tremendous amount of responsibility and the place just, you know, it seemed to crank out general managers and CEOs. It was a, yeah, it was stressful, but one got a, a good education across, you know, if, if you want, if you wanted to, you, you got lots of experience across many functional areas which, which was good in, in, also probably, one of the most competitive businesses particularly at that time one of the most competitive businesses in the world. After that, I went right to USA Technologies which is now Cantaloupe. And, you know, before there was a SaaS model, we developed a SaaS model. Before there was Fintech, we were a Fintech company. You know, and then, we took that basically, from a, you know, from a startup to about a billion-dollar market cap. And I spent part of my time, you know, as President CEO and then became Chairman and CEO.

Dombroski:	You talk about your team’s background and, and experience within the space, but what do you think it is that you’re, that’s particularly unique about what you’re bringing to the table with this partnership with Rezolve?
Herbert:	We, you know, we not only brought a knowledgeable board, you know, that could, you know, help us to identify and look very closely at a potential partner like Rezolve, but we were also able to because of the extensive experience with all of this in running puppet companies, and, you know, taking them public and so forth. You know, we immediately were able to put our finger on a broad set of partners, which, which have been, you know, wonderful partners in the process really for both of us. You know, starting with KPMG, I think, you know, and Dan could comment on this too, they’ve provided a lot of value in terms of the due diligence process and, you know, you can do due diligence and sort of be a nuisance or you can add value. And I think they, you know, they fall on the other side of that equation of adding value, but bringing you, I, I think being able to quickly bring good partners to the process through, you know, through contacts, but also through experience, I think has helped both of us, it’s helped Rezolve and it’s helped Armada. You know, that’s, you know, that’s just one example and, you know, just the day, the day-to-day operating experience and so forth. And then, later on down the road, you know, as, you know, as we all hit the ground running and work together yet to make Rezolve the success we all know it can be. We, you know, there are many, many decades of contacts all across the world that, you know, we’re anxious to share with Dan’s team, you know, when the time’s right for them not for us.

So, just, just a few examples, and maybe, you know, Dan maybe something’s popped out in the process that makes us different from other SPACs that you might have talked to, I, I don’t know…

Wagner:	Yes. I mean, we saw many SPACs. Then through the process, I mean we, we, we, I, I, I don’t want to say interviewed them, but we certainly went through a process of evaluation. You know, I think, I think there are, there have been some abuses of the SPAC process with, with companies looking to find a home, you know, when they shouldn’t really have been public companies or maybe they were trying to take advantage of the, of the structure. We saw it very differently; we had all our options in front of us. We, we determined that as SPAC route was the best one if we could find the right home for it. We had the pick of SPACs really lots of really high-profile SPACs, but we felt that this one was the best for lots of reasons. One of which was, clearly the management experience and contribution that they could bring to our business, but also the sponsors Betsy Cohen and the Cohen Company and, obviously, Stephen, Doug as well were both sponsors and management. And then, and then it was, you know, a smaller amount of money, we didn’t want to give too much of our own equity away, that sounds a bit odd, I know. The reality is that we think we’re undervalued dramatically, and we didn’t want to give up too much of our equity in getting onboarded to being a public company. At that point, we didn’t need, you know, enough capital, we don’t own that much capital to, to go through a very large, a SPAC full. And so, you know, that was attractive too. And now, that we’re, you know, kind of coming out, you know, the story will get out about what a great company this is, what the great progress and momentum we’ve already had, and how exciting the future is for the company. And that will permeate the market very quickly, because, you know, it doesn’t take long for people to pay attention when a new market entrance is on there and is doing great things. So, you know, for all those reasons we found the right home for Rezolve. And, and we’re very happy with this relationship that we’ve developed with, with the team there.
Dombroski:	What does Rezolve actually do? And, and what are you solving with the prob, with, within the market?
Wagner:	Well, look, I’m a, I’m a long-term e-commerce guy. For the last 35 years really e-commerce being the driver of my career and, you know, I’ve been very frustrated by the fact that mobile commerce or m-commerce as it’s been phrased, in my view, until we came along didn’t exist. Mobile commerce is essentially e-commerce packaged to fit a small screen and, and that’s what we term as, as mobile promise or m-commerce. And, and I don’t believe that that is m-commerce, because I think the mobile device is an incredibly sophisticated piece of kit and it has incredible capacity, and capability that is really underserved by simply packaging an e-commerce site for a small window, for a small screen. So, I said about some years ago, to sit down with my key technologists and my product guys and, and so on. And I said, look, you know, let’s try to imagine a world where there are no systems in the hands of retailers and all there is in the hands of our customers is a mobile phone, how would we talk to that device? How would we interact with that device? Let’s not think about what’s there today and how we can iterate on it, let’s think about a world where there is nothing it’s just a mobile phone. And that’s how we came up with the idea of Rezolve.

And Rezolve is a platform designed specifically from the ground up for mobile engagement or mobile commerce. Think of us as Shopify but designed specifically for the mobile phone. It’s kind of what we like to think of ourselves as, as being. And it’s, it’s the same, but it’s very different in the, you know, the platform is a little piece of code that sits on the phone and can be embedded in anybody’s app. It can be in the Target app, or the Bloomingdale’s app, or the McDonald’s app or, or it could even be in what we call distributor apps a bank app or a Telco app or, or Uber or Pinterest. And this little bit of code allows the phone to wake up to the world around it, it uses the phone’s camera and, and, and microphone, it uses the phone’s bluetooth and the phone’s location sensors to allow the phone to react, to trigger, to what we call triggers or engagements, and the merchant is able to set those engagements up, so that the consumer can interact with things. I’ll give you an example might be that you see a poster in the street, and you wave your phone over and instantly you, you transact with that advertiser. Another example might be that you’re in a certain location and you get a notification to offer you tickets for an event that is starting in half an hour that is only 10 minutes away that you weren’t aware of, or you didn’t think there were tickets available for it. And many, many, many scenarios like that, that are difficult to do. Now, they’re not impossible, nothing’s impossible in technology today anyone can do anything right, in theory? But what we’ve done is we package this up as a platform, as a commerce platform that is elegant simple easy to use easy to deploy and solves many, many problems that face merchants today in terms of engaging with consumers wherever they are, whether they’re in their homes or whether they’re in the street or wherever they are. And that’s the real sort of development here. That’s the creative spark of this business that sets us out and sets us apart.

Dombroski:	What are all those segments? What do those look like?
Wagner:	You’ve got to think of us as a, as a Lego kit. You know, any business coming to us can build wherever they like. We, we have all the pieces that allow them to engage with consumers wherever they are and in whichever way. And, as I said before, you have to think of us as a platform a kind of Shopify platform. When you think about commerce platforms like Shopify, you know, one day you can arrive at a Shopify site that’s selling tickets, and the next day you can, if somebody’s selling flowers, and the next day, it’s somebody engaging in a completely different way. And, and our platform is designed similarly, but it’s all about the mobile phone.

And, you know, it’s been, it’s about time somebody tackled this difficult problem in an intelligent way. And, you know, this has not been an easy journey getting to the point where we’re here speaking as a public company. It’s been a very difficult and challenging journey because it’s a difficult problem to, to solve, but we’re solving it in such a creative and elegant way. And it’s proving to be so successful in market that’s so very gratifying for the visionary, right? For the, for the creative person that we talked about at the beginning, because you never really know that your vision will transpire into, into reality but it is, and we are. And this has got very significant implications for the world because we can help those small businesses, and medium, and large businesses in the high street that are struggling to communicate with consumers because of lots of factors. And we help solve that problem with our tools.

Dombroski:	And you had mentioned merchant partners. What does that onboarding look like from initial contact to actually the release?
Wagner:	Well, it very much varies. I mean sometimes we’re selling directly and sometimes we’re selling our partners. And typically, our model of, our go-to-market model is to work with partners. So, what we tend to do is we work with channels that have large merchant customers, merchant bases, not necessarily large in size but large in terms of number of merchants, and then those partners introduce our technology to their customers, and they share the revenue with us as a result of that. And so, we can get very fast momentum in market as a result of that and, and we’ve seen that, it was a very, very rapid take-up of our services. Separate to that, you know, we, we can go to merchants directly. And in that case, we would go to very large merchants as we’ve done with Lotte in Korea or Tartar in India, and these guys are kind of conglomerates, and they adopt our technology and then deploy it across their business units and, and embedded in their apps which then become the fabric of their engagement with their customers.
Dombroski:	So, you’re serving small to large customers, but what does your revenue model look like to accommodate this?

Wagner:	So, our revenue is very straightforward, actually very simple. We charge a very nominal amount to activate a, what we call trigger. So, an example of that would be, we would, we charge a merchant to create a geozone, they can drop that geozone on the map with a pin using our dashboard, and then that is an active zone. And we were, depending on the size of it and the length of it, it’s a couple of bucks a day, right? It’s cheap. And that, when people are in that zone or they enter that zone or they exit that zone, they dwell in that zone, they meet certain criteria there’s lots of variables here, but they can communicate to people in that zone and encourage them to do something, right? So, the, the first charge is activation. So, you can do the same with a product label, you know, make it interactive with Rezolve. So, I don’t know, a packet of Kellogg’s Cornflakes can be Rezolve-enabled and then you can scan that Kellogg’s Cornflakes, and things can happen every day, it can change, it’s very dynamic. It can be different things to different people. So, if I scan it, I get one message, somebody else can get a different message. All of those tools, and all those capabilities we provide and there is a nominal charge for activating that packet, 50 bucks a year, I think. It doesn’t matter how many millions of Kellogg’s Cornflakes they sell, it’s $50 a year like a dollar a day, nothing. And then, when there’s a transaction, we take a very small clip of the transaction fee, as a transaction fee rather. So, we take one percent of transaction value for transactions that we facilitate, i.e. purchases, and we take a nominal charge of 40 cents for capturing data, which may be a CRM engagement. Like, signing in for a loyalty program or requesting a, a test drive of the car that you watch the TV commercial for, and your phone woke up, you get a test drive for the car, we charge 40 cents for those CRM engagements. And that’s our model activation and a small cut on the transaction.
Dombroski:	And I’d like to give viewers an understanding of the scale of the business of how it stands right now and how you got here?
Wagner:	You know, we, we spent many, many years building this tech stack for global deployment. Our ambition is to be, for lack of a better phrase, the intel inside of mobile engagement. We see ourselves as being the standard. All great technology businesses or, or, or tech, technology successes have been based on standards, the Wintel partnership powered the PC industry, VHS powered the home recording industry, and we think that what is needed now to support what has been an ailing high streak, stressful and difficult environment for retailers is, is a new kind of standard and Rezolve is that standard, we believe. And so, building that as a, as a platform, global platform for global deployment requires an incredible amount of, of effort and, and time.

And that, that brought us all the way up to 2020, before we actually started to generate revenue. We did, we did Paris pilots, obviously, in various bits, this is with different customers and partners, but ultimately, we didn’t start generating revenue until the end of 2020. And between the end of 2020 and the end of 2021, you know, our revenue in the year of 2021 was over $80 million, that’s our first full year of trading. And we had what has been quoted in the market, and I don’t want to refer to anything else, but at the end of October 2021 we had 138,000 merchants signed up to our platform. That’s a lot in one year, and it represents a small share, a small percentage penetration of our partner’s merchant base, because we have 20 million merchants that we can approach through our partners today. So, 138,000 merchants out of 20 million is, is not a significant penetration of our partner’s available market, but the point is, I have to say even, I was somewhat astounded by the momentum and take-up, it’s, it demonstrates how very how right we’ve got this. And how, how perfectly we’ve, we’ve hit the market with the right product at the right time.

And that’s why we, you know, we have such enormous confidence in our, you know, forecasts this year of $219 million. And a doubling again next year, and a doubling again the year after. Now, those numbers are, you know, somewhat, it could be perceived to be somewhat outlandish, and I can understand given some of the overstated forecasts that SPAC companies have had. So, we somewhat can be put in the wrong bucket as a result of that, but I can tell you we all feel that we’re holding the golden ticket and that this business is at an inflection point really growing at an extraordinary rate. And that all comes down to having the right product for the market.

Dombroski:	So, you, you mentioned it, it could sound outlandish, especially, with what we’ve seen from other SPACs, but could you give an idea of how you came to these projections?
Wagner:	Oh, there’s an extremely detailed process that goes on behind the scenes for, for something like to, to forecast numbers in, in, in a business anyway, or it should be. And we have, you know, I have very experienced management in my organization. People who work with me for many, many years, some for many decades and these people are very experienced executives who run their own P&L and they build those P&Ls ground up and forecast and, and, and measure, and they are measured, and we measure their success against their delivery. So, that’s, you know, the baseline.

When you’re introducing something new it’s difficult to focus, and I can tell you that we had originally forecast $14 million for 2021 and then we realized when we got to January 2021, we did, you know, we’re gonna do a lot more than that. So, we reforecast it at just over $80 million and that’s what we hit. So, you know, forecasting is a, is an art, a lot of science, because there’s a lot of unknowns, but as each month goes by and as each, you know, as each quarter goes by and as you get greater data and data points and so on, you start to get the levers that give you greater visibility and greater predictability about how things are, are coming along. And we have very high confidence and very great visibility into 2022 which we have forecasted 219. So, even though the number is considerably up on 2021, the reality is we’re gonna meet it, and these numbers have to be validated externally. Stephen and his team, KMPG, the bankers, Barclays, Kantor, Cohen and Company there’s a rigid process to these things. And we are, you know, all very, very comfortable and confident there.

And of course, I think it’s worth mentioning, right? So many SPACs have come to market with outlandish numbers and failed to meet them, they’re not experienced people like us, many of them they’re young entrepreneurs. So, first into the markets, it’s their first foray, they don’t understand the subtleties of what’s required in the market to meet numbers and to be here in the long term, they might have been looking at the deal as an end game, we do the SPAC and that’s it. You know, we’ve become a public company and it’s kind of like an endgame, it’s not an endgame, for us it’s the beginning. This is the very, very beginning of a very exciting growth business story.

Dombroski:	You know, you mentioned it’s, it’s an art and a science and, and it’s this balancing act of all these different variables. I, I guess what I’m asking is, is there any particular emphasis that you would wait heavily to be able to have such confidence in the numbers going forward out a few years from now?
Wagner:	Well, the, yes, because what we’ve done here, and this was not how I came to market in my previous public companies when I was 30 years old and I was 35 years old and, you know, during my career when I was younger and more naive. These numbers, excuse me, these numbers are based on the deals we have right now. If we were to announce a deal tomorrow with a new partner, it will extend and enhance that revenue. So, whereas, in the past, and I can only speak for myself, I might have put forward forecasts that were dependent on certain events. You know, like, I mean, it’s always dependent on something, but dependent on certain deals that hadn’t been done, that needed to get done in order for us to then be able to go to market and generate revenues on the back of it. The numbers that Rezolve has put out into the market with Armada are based on the deals we’ve already signed, deals that are already in market in most cases, and those deals just developing. And, as I mentioned before, we signed up partners which have over 100 or over a billion consumers that can use our technology, and over, over 20 million merchants that can be introduced to our technology. And we’re really at the very beginning of that journey.

So, if we didn’t do anything else and we just focused on the markets we’re in today, then we will meet our numbers that are in the forecast, but we’re not just going to sit and look at the markets that we’re in today, that’s not the kind of company we are at all. As I said you before, we expect to be the dominant provider of this technology, the only provider is technology worldwide. Today we are the only provider of a platform like this, so we stand alone. And I think that we have the ability to leverage that position globally and very quickly. And this public company forum gives us that opportunity.

Dombroski:	And can you give me an idea of what the markets that you’re currently in?
Wagner:	Yes. Well, we are, we are sifting the sands in lots of markets, if you know what I mean. We are looking for opportunities and opportunities are coming at us in many markets, but our current, our current revenue is being generated out of China, an eclectic mix. It’ll soon be added by India, because we signed a major partnership deal in India. And we’ve been building and working with MobiKwik which is a payment wallet similar to PayPal in the deal with 120 million users. And Fiserv, another partner of ours together with ICICI Bank can help bring merchants to us in that market in total about 6 million, 65 million merchants. And so, together those two, three partners will help us drive momentum in that market.

We are also in negotiations with major partners in new territories. And as I said before, as we sign these partners, they increment the opportunity for Rezolve in expanding our revenue potential in both the near and medium term. And also expanding our footprint and giving us a greater presence in the market, which we see is important in this kind of land grab. You know, when you have something unique, like we have at Rezolve and compelling and, to some degree disruptive or certainly progressive in the market, you have a need to move quickly to fully capitalize on the investment you pay. And this is something I’m familiar with, I’ve, I’ve run companies before that became market leaders in, in, global market leaders and regional market leaders and, and I know what you need to do to be, to be in a leadership position and to maintain it. And we’re not, you know, we feel that we’re an emerging market leader.

Dombroski:	Now, you’ve spoken about the opportunity within the crypto wallet conversion. Could you give me an idea of the scale of this opportunity?
Wagner:	Yes, of course. Yeah, so, so what Rezolve does, as I mentioned before, is that we have technology that sits on the phone and then enables these transactions, and enables the completion of a purchase. And as a result of that, although we’re not a payment method, we connect to all the payment methods out there from Apple Pay and Google Pay, to WeChat Pay, to Alipay, to whatever and all the credit cards and bank payments and so on. One of the things that we’re not doing today, but we can easily do is add a real-time crypto exchange. And I think that one of the, you know, I’m, I’m a very big believer in, in cryptocurrency, and I, I believe it has tremendous import to the global financial markets and to consumers. And I think that, you know, the retail industry, you know, are gonna be slow to take this up, but I like the idea of consumers instantly engaging with traditional retailers and being able to use their crypto assets to, to make that purchase. And, and we can affect a real-time conversion for them to enable that pleasure. So, that the merchant gets fiat or cash, the real, you know, traditional money, but the consumer can pay with their crypto funds. That’s just one of many’, that’s just one of many, many upsell cross-selling enhanced revenue opportunities for Rezolve.
Dombroski:	Do you, do you have others that you wanna, you wanna talk about that, you know, a potential opportunity?
Wagner	I think moving into different markets of course, is, is the obvious one, right? Because, you know, we can move into, into, into new markets and that opens up significant revenue and growth opportunities for us, and the world’s a, a big place when you’re only starting in a few countries, so you’ve got plenty of countries to go to one after the other. And when we go into those countries we’re not having to invest significant sums of money because we, we’re just a technology platform that can be plugged into large telcos or large bank systems or large distributor partner systems and they go to market looking at the markets we’re already serving and seeing the success we have there and saying, you know what? We want to use Rezolve in our market. You know, we, we want to sell that. And that’s actually what’s happening now because the word’s out now you know, we kind of put our head above the paraben. As you said before, when we first met, you hadn’t heard about Rezolve until suddenly we were on the scene and in many respects that was deliberate. We, we’ve been keeping our heads down and, and now we’re ready to talk about the story because now we have a lot to talk about given the success we’re seeing in the market.

Dombroski	This is kind of a product that I didn’t know that I wanted. You know, we had spoken previously about, you’re, you’re at a restaurant, you’ve got a, your phone and the menu is on a QR. And you’re kind of fumbling around, it may be dark, you can’t really scan it too well and it just, it seems even archaic and it’s something that we’ve all gotten used to over the past, you know, two years. It, it’s just, it’s all part of our lives and, and having something that’s more seamless, it’s more friendly, it just seems more intuitive, would just be a really welcome change.
Wagner	Yeah, look, I mean, I think, I think in a way we, we, we spoke, QR codes have been around for an awful long time and, and they haven’t really taken off in the west, they’re very prevalent in Asia, but the idea, you know, of triggering an engagement with your phone which through, through a QR code or any other trigger has been resisted until COVID came along and COVID changed the nature, and we don’t wanna touch things. We’re very happy with our phone in our hand, we’re happy to touch that all the time, put it to our face, speaking it and hold it, and it’s ours, it’s very personal it’s a very personal, very intimate device, very different to a desktop machine or something, you know, it’s, it’s got a very different dynamic to it. We carry it around with us, it’s next to us every day, every minute of every day and we’re looking at it every, I don’t know, five seconds, or depending on how committed you are to your phone. And, and so, you know, using it as a, as a way to engage with the world around you is something that has been surprisingly difficult, you know, you kind of walk around places and you’re looking at your phone, you’re disengaged from the world that you’re walking around. And what Rezolve does is it, it makes that connection, you know, it solves that, that disconnect between the consumer and where that consumer is at that moment. And so, I think, I think we, I think you nailed it there, I mean, what we’ve done is, we have a very clear vision about how the consumer and their mobile device can be interactive with everything around them using our technologies and, and that’s what’s needed, that’s, what’s been needed for a long time. And what it does is, it solves problems for many merchants and businesses who have struggled to talk to customers who are just outside the door, or even in their store, but just disengaged and, and we make that interactive experience of them being in the store and engaged, being outside of the store and engaged and coming to the store as a result of that engagement. Those, those things have been difficult to determine. If you have a shop today on Lexington and 34th Street in New York City, you’re only going to reach people who walk past your door and Rezolve provides a solution to, to bringing people to the door and then engage, engaging with them where they are and then bring them to the door and that’s, that’s not been possible up until now.
Dombroski	I mean, really, it, it fundamentally changes the relationship between a business and, and their users or their, their customers. Completely flips it on its head.
Wagner	Absolutely, absolutely. You said that, that’s exactly what we set out to do because we felt desperately unhappy about what we were seeing in the high street with major retailers going out of business because they weren’t given the tools to talk to consumers.
Dombroski	Now, taking into account that this is a new category, I think it would still be helpful for viewers to understand a comparative valuation. So, if I were to look at metrics from your financials to another company, which would make the most sense to compare that to?
Wagner	We sit in between commerce, payments and mobile tech, mobile ad tech, basically. And the, the, the nearest comparables to Rezolve, if I would argue, are Shopify and Adyen, which is a payment platform and because we kind of sit in between both, we’re, we’re a mobile commerce platform. We facilitate payments, we don’t take payments, we facilitate payments. So as Adyen facilitates payments and, and, and, and Shopify, of course, provide e-commerce. So we’re kind of similar to both of those and the metrics that you apply to those companies, we are valued as 55% to 90% discount to those in the market today, even after the recent correction in the market that we’ve seen in recent weeks. So, you know, we’re significant, excuse me, significantly undervalued compared to our peers as much as 90%, and that means that we have considerable potential for investors to ride the growth of the company. We’re so confident of our numbers for the coming quarters that investors will see that, right? They’ll see the momentum in the business, it as it plays out in the public domain and, you know, can join, you know, the investor base and share in the upside.

Dombroski	And, and we’re discussing a lot about the, the, the merchant or the business interaction with their clients or their user base, but for viewers that are looking at this from an investment perspective, what should they care about? How, what should they be holding you to, whether it’s a few days from now, a month, six months or years down the road?
Wagner	Very specifically, I think investors should be looking at this and saying, here is a company with an exciting product. They said they were going to do $80 million in 2021. Did they? They say they’re gonna do $219 million in 2022. Have they? That’s the, that’s, those are the metrics from the business. And, when you layer on top of that, I think that’s fundamentally, you know, the focus for investors, but when you layer into that, any new distribution partnerships that we may announce, that we expect to announce in the coming months that open up new markets, that should excite those investors even more about the potential upside that those new partners bring. And if we do any tactical acquisitions, they should, that should excite investors to see that this management team is very focused on market dominance. We, we believe that this is a opportunity to own the market and that’s our focus, that’s our attention. So, investors should look at the numbers first, the deals of opening up new opportunities second, and acquisitions third, and all, and against all of that, they should measure confidence in the management and how they feel about how I’m running the business and, and the people with me are executing. And that will come, that is ultimately the measure of a great company.
Dombroski	Stephen, I’d like to give you the, the opportunity to kind of expand or, or reflect on what Dan is talking about and really the business.
Herbert	Sure. The, well, regarding Dan’s team, I, I thought you were gonna ask this question or one similar to it and, you know, one of the things that, you know, has come through and I think it’s come through in this conversation with you, but it’s come through over the, the last number of months with, with our team is Dan and his team. They, you know, you, you, they’ve got a, a fantastically talented group of people who are united in their effort. They’re focused, they’re very, very focused on what they’re doing and they’re determined. So the, you know, as time has gone by and we’ve gotten to know the team more, we’re just, we’re very excited about the opportunity to work with and support his team in achieving the vision hitting the objectives and so forth. The business itself, I listened to Dan talk about a platform that never existed and yeah, I, I feel like I’m listening to myself talk a, a number of years ago about what we did and, you know, new consumer propositions turning a market on its head as, as you said Dan. You know, those, those are all things that are incredibly compelling to us and yeah, you know, we’re just, we, we think, you know, that the company has tremendous potential, and as I said, look forward to being useful and helpful in any way we can in achieving the goals that Dan and his team put forth.
Dombroski	I, really, from this conversation what I’m taking away is that it’s changing that user experience, but it’s an add-on, it’s additive and it’s not going in and trying to recreate something new from nothing.
Wagner:	Yes.
Dombroski	And, I’ve, I’ve really enjoyed that you, you guys been able to walk me through that and really what you’ve created with Rezolve. So, I appreciate you taking the time to speak with me today.
Wagner	It’s a pleasure.
Herbert	Thank you very much.
Wagner	It’s a pleasure. Thank you very much for giving us the time to speak you.

Herbert	Indeed.

Important Information About the Proposed Transaction with Armada Acquisition Corp. I and
Where to Find It

On December 17, 2021, Rezolve Limited, a private limited liability company registered under the laws of England and Wales (“Rezolve”), entered into a business combination agreement, dated as of December 17, 2021, with Armada Acquisition Corp. I, a Delaware corporation (“Armada”), Rezolve Group Limited, a Cayman Islands exempted company (“Cayman NewCo”), and Rezolve Merger Sub, Inc., a Delaware corporation (“Rezolve Merger Sub”).

This communication relates to the proposed business combination transaction among Armada, Rezolve, Cayman NewCo, and Cayman Merger Sub, Inc. A full description of the terms of the transaction will be provided in a registration statement on Form F-4 that Armada intends to file with the SEC that will include a prospectus of Cayman NewCo with respect to the securities to be issued in connection with the proposed business combination and a proxy statement of Armada with respect to the solicitation proxies for the special meeting of stockholders of Armada to vote on the proposed business combination. Armada urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/ prospectus as well as other documents filed with the SEC because these documents will contain important information about Armada, Rezolve, Cayman NewCo and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of Armada as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the Registration Statement on Form F-4, including the proxy statement/prospectus included therein, and other documents filed with the SEC without charge, by directing a request to: Armada Acquisition Corp. I, 2005 Market Street, Suite 3120, Philadelphia, PA 19103 USA; (215) 543-6886. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov). This communication does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the business combination. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed business combination as they become available because they will contain important information about the proposed transaction.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer or for a solicitation of an offer to buy or sell securities, assets or the business described herein or a commitment to Armada or Rezolve, nor is it a solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the proposed business combination or otherwise, nor shall there be any offer, sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

Participants in Solicitation

Armada, Cayman NewCo and Rezolve, and their respective directors and executive officers, may be deemed participants in the solicitation of proxies of Armada’s stockholders in respect of the proposed business combination. Information about the directors and executive officers of Armada is set forth in Armada’s final prospectus relating to its initial public offering, dated August 12, 2021, which was filed with the SEC on August 16, 2021 and is available free of charge at the SEC’s web site at www.sec.gov. Information about the directors and executive officers of Cayman NewCo and Rezolve and more detailed information regarding the identity of all potential participants, and their direct and indirect interests by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus for the proposed business combination when available. Additional information regarding the identity of all potential participants in the solicitation of proxies to Armada’s stockholders in connection with the proposed business combination and other matters to be voted upon at the special meeting, and their direct and indirect interests, by security holdings or otherwise, will be included in the definitive proxy statement/prospectus, when it becomes available.